Via Facsimile and U.S. Mail
Mail Stop 6010

November 9, 2007

Mr. Kenneth J. LeStrange
Chief Executive Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Re: **Endurance Specialty Holdings Ltd.**
        Form 10-K for the Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 001-31599

Dear Mr. LeStrange:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 51

1.   Item 305(a) of Regulation S-K requires separate quantitative information to be presented for each market risk exposure category. This item lists three possible disclosure alternatives from which you may present this information. Please disclose one of the three possible disclosure alternatives, a discussion that quantifies the impact of the company's "Equity Price Risk", "Foreign Currency

Risk" and "Credit Risk" on your financial operations. In addition, please disclose the amount of your cash and cash equivalents, investments and loss reserves that are denominated in non-U.S. currencies.

Exhibit 13.1

Management's Discussion and analysis of financial condition and Results…, page 1

Results of Operations, page 10

2.   It appears that the presentation within this table creates several non-GAAP measures such as the "Total revenues" and "Total expenses" line items that exclude certain GAAP amounts on a consolidated basis. Please explain to us you basis for including these apparent non-GAAP items in your presentation. Refer to Question 21 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

3.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please disclose the following information for each material line of business and also consider providing any additional information to achieve this objective:
        a. It appears that you have significantly revised your provision for losses of insured events of prior years. Please disclose the following to explain the reasons for your change in estimate:
             1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
             2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
             3. Include specifically how any of the key assumptions discussed in your document affected these amounts. Include how the reasonably likely

scenarios included in the tables on pages 29-30 reflect the significant adjustments that resulted in these periods.

b. We note the key assumption that you identified related to your reserves. Please disclose the following related to those key assumptions and the impact that those key assumptions had in the current period:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4. Please explain to us why you did not include the liquidation preference disclosed on page F-29 related to the Preferred Shares on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.

Notes to the Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

(a) Premiums and Related Expenses, page F-7

5. Please explain to us whether the underlying policies of policies-attaching reinsurance contracts have the terms of 24 months. If these policies have terms different from 24 months, please tell us how you comply with paragraph 21 of SFAS 113 by recognizing these premiums over a 24-month period.

(e) Investments, page F-10

6. Please disclose your accounting policy related to the prepayments associated with the mortgage and asset backed securities.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our

Mr. Kenneth J. LeStrange
Endurance Specialty Holdings Ltd.
November 9, 2007
Page 4

comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant